June 12, 2007

VIA FACSIMILE (202-772-9210)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Davis, Staff Accountant

Re:	Pegasystems Inc.
File No. 001-11859

Ladies and Gentlemen:

I am writing to confirm that, in accordance with our telephone discussion yesterday, Pegasystems Inc. (the “Company”) will respond by no later than June 29, 2007 to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated June 1, 2007 to Mr. Craig Dynes, Chief Financial Officer and Senior Vice President of the Company, with respect to the Company’s amended 2005 Annual Report on Form 10-K/A (filed April 25, 2007) and 2006 Annual Report on Form 10-K (filed May 3, 2007).

Very truly yours,

/s/ Shawn Hoyt
Shawn Hoyt
General Counsel

webwww.pega.com

phone[1] 617.374.9600

fax[1] 617.374.9620